RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

06004010

BB 3/9

AB 3/13

SEC… …ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street 18th FLOOR
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HITZIG 212-754-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT FINANCIAL SERVICES GROUP LLC
(Name – if individual, state last, first, middle name)

52 DANBURY ROAD #307 (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hitzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEGI LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN GALE
Notary Public, State of New York
No. 01GA6026709
Qualified in Nassau County
Commission Expires June 21, 2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEGI LLC

(A wholly owned subsidiary of The Jordan, Edmiston Group Inc.)

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2005

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Managing Member
JEGI, LLC

We have audited the accompanying balance sheet of JEGI, LLC (a New York Limited Liability Company and wholly owned subsidiary of The Jordan, Edmiston Group Inc.) as of December 31, 2005, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JEGI, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 22, 2006

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Fax Number: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

JEGI, LLC

A wholly owned subsidiary of The Jordan, Edmiston Group Inc.

BALANCE SHEET

December 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 29,117
TOTAL CURRENT ASSETS	29,117
TOTAL ASSETS	$ 29,117

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accrued expenses	$ 3,100
TOTAL CURRENT LIABILITIES	3,100
MEMBER'S CAPITAL	
Capital contributions	51,000
Net income (loss)	(24,983)
TOTAL CAPITAL	26,017
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 29,117

The accompanying notes are an integral part of these statements.

JEGI, LLC

A wholly owned subsidiary of The Jordan, Edmiston Group Inc.

STATEMENT OF INCOME

For the Year Ended December 31, 2005

REVENUES	
Fee Income	$ -
TOTAL REVENUE	-
EXPENSES	
Legal fees	13,083
Registration fees	5,629
Financial services	3,100
Audit fees	2,500
Insurance	575
Miscellaneous	96
TOTAL EXPENSES	24,983
NET INCOME (LOSS) BEFORE TAXES	$ (24,983)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (24,983)

The accompanying notes are an integral part of these statements.

JEGI, LLC

A wholly owned subsidiary of The Jordan, Edmiston Group Inc.

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

For the Year Ended December 31, 2005

	Member's Capital	Accumulated Deficit	Total Member's Capital
BALANCE - DECEMBER 31, 2004	$ 36,000	$ -	$ 36,000
Capital contribution	15,000		15,000
Net income (loss)		(24,983)	(24,983)
BALANCE - DECEMBER 31, 2005	$ 51,000	$ (24,983)	$ 26,017

The accompanying notes are an integral part of these statements.

JEGI, LLC

A wholly owned subsidiary of The Jordan, Edmiston Group Inc.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (24,983)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accrued expenses	3,100
TOTAL ADJUSTMENTS	3,100
NET CASH USED BY OPERATING ACTIVITIES	(21,883)
FINANCING ACTIVITIES	
Capital contributions	15,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,000
NET (DECREASE) IN CASH	(6,883)
CASH - BEGINNING IN YEAR	36,000
CASH - END OF YEAR	$ 29,117
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these statements.

Note A – Summary of Significant Accounting Policies

Nature of Operations

The Company was organized as a single member LLC in the State of New York in November 2004 and is a wholly owned subsidiary of The Jordan, Edmiston Group Inc. The Company is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company will advise media and information companies with respect to mergers and/or acquisitions involving the sale of stock.

Basis of Accounting

Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

Note B – Income Taxes

The Company is included in the federal income tax return filed by the parent. No current provision for income taxes is required on a separate basis.

Note C – Related Party Transactions

The company shares office space under an agreement with its parent under a lease in the parent's name.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2005.

Note E – Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

JEGI, LLC

A wholly owned subsidiary of The Jordan, Edmiston Group Inc.

COMPUTATION OF NET CAPITAL

December 31, 2005

NET CAPITAL COMPUTATION	
Member's capital	$ 26,017
Less non-allowable assets	-
NET CAPITAL	26,017
Aggregate Indebtedness	(3,100)
Minimum net capital required	(5,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 17,917

RECONCILIATION WITH COMPANY'S COMPUTATION-
(Included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital reported in Unaudited Focus Report	$ 26,017
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 26,017

See Independent Auditor's Report

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

ALAN C. TACKMAN CPA
CRISTINA L. ANDREANA CPA

Board of Directors and Managing Member
JEGI, LLC

In planning and performing our audit of the financial statements and supplemental schedule of JEGI, LLC (a wholly owned subsidiary of The Jordan, Edmiston Group Inc.), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by JEGI, LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

Redding Office: 203-938-5010 E-MAIL: alan@actcpa.com
Stamford Office: 203-327-5010 E-MAIL: cristina@actcpa.com
Fax Number: 203-548-9207

Mailing Address
54 Danbury Road #307
Ridgefield, CT 06877

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 22, 2006